                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     -----------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 (AMENDMENT NO. 2)(1)

                            GUILFORD PHARMACEUTICALS INC.
                            -----------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     401829 10 6
                                     -----------
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                      ------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   JANUARY 24, 1999
                                   ----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  (Page 1 of 7 Pages)



     -----------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------------------         -----------------------------------
 CUSIP NO. 401829 10 6                 13D    Page 2 of 7 Pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/  (b)  / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               -0-
     NUMBER OF     -------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                490,297
      OWNED        -------------------------------------------------------------
     BY EACH         9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH     -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               490,297
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              490,297
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------         -----------------------------------
 CUSIP NO. 401829 10 6                 13D    Page 3 of 7 Pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/  (b)  / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               -0-
     NUMBER OF     -------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                951,947
      OWNED        -------------------------------------------------------------
     BY EACH         9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH     -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               951,947
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              951,947
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.9%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------         -----------------------------------
 CUSIP NO. 401829 10 6                 13D    Page 4 of 7 Pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/  (b)  / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC, OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               -0-
     NUMBER OF     -------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                951,947
      OWNED        -------------------------------------------------------------
     BY EACH         9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH     -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               951,947
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              951,947
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.9%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------         -----------------------------------
 CUSIP NO. 401829 10 6                 13D    Page 5 of 7 Pages
------------------------------------         -----------------------------------


     Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998, as amended by Amendment No. 1 to the Statement on Schedule 13D, dated December 24, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Guilford Pharmaceuticals Inc., a Delaware corporation ("Guilford").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since December 9, 1999, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 40,800 shares of the Stock for an aggregate consideration of $550,209.70, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, and sold an aggregate number of 92,200 shares of the Stock for an aggregate consideration of $1,338,106.46. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 25,700 shares of the Stock for an aggregate consideration of $340,155.29, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts, and sold an aggregate number of 100,000 shares of the Stock for an aggregate consideration of $1,456,665.09. This Amendment also reflects the expiration of calls on January 24, 1999 to purchase 90,000 and 110,000 shares of the Stock purchased on behalf of BVF and the managed accounts, respectively.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 490,297 shares of the Stock, Partners beneficially owns 951,947 shares of the Stock, and BVF Inc. beneficially owns 951,947 shares of the Stock, approximately 2.5%, 4.9% and 4.9%, respectively, of the aggregate number of shares outstanding as of November 10, 1998 (as reported in Guilford's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 490,297 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 951,947 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10

------------------------------------         -----------------------------------
 CUSIP NO. 401829 10 6                 13D    Page 6 of 7 Pages
------------------------------------         -----------------------------------


L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons in the last sixty (60) days. All such transactions were made for cash in open market, over-the-counter transactions. On January 24, 1999, calls held on behalf of BVF and the Accounts exercisable to purchase up to 90,000 and 110,000 shares of the Stock, respectively, expired without being exercised. Except as disclosed herein, no other transactions in the Stock have been effected by the Reporting Persons in the last sixty (60) days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

     (e) On January 14, 1999, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons in the last sixty (60) days.

------------------------------------         -----------------------------------
 CUSIP NO. 401829 10 6                 13D    Page 7 of 7 Pages
------------------------------------         -----------------------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999

      BIOTECHNOLOGY VALUE FUND, L.P.

      By:  BVF Partners L.P., its general partner

           By:   BVF Inc., its general partner

                 By:      /s/ Mark N. Lampert
                         -------------------------------------
                         Mark N. Lampert
                         President

      BVF PARTNERS L.P.

      By:  BVF Inc., its general partner

           By:    /s/ Mark N. Lampert
                 -------------------------------------
                 Mark N. Lampert
                 President

      BVF INC.


      By:   /s/ Mark S. Lampert
           -------------------------------------
           Mark N. Lampert
           President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

      The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  January 29, 1999

      BIOTECHNOLOGY VALUE FUND, L.P.

      By:  BVF Partners L.P., its general partner

           By:   BVF Inc., its general partner

                 By:      /s/ Mark N. Lampert
                         -------------------------------------
                         Mark N. Lampert
                         President

      BVF PARTNERS L.P.

      By:  BVF Inc., its general partner

           By:    /s/ Mark N. Lampert
                 -------------------------------------
                 Mark N. Lampert
                 President

      BVF INC.


      By:   /s/ Mark N. Lampert
           -------------------------------------
           Mark N. Lampert
           President

                                      EXHIBIT B


                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                              DURING THE PAST SIXTY DAYS

------------------------------------------------------------------------------------------------------
                              For the                        Price per
 Trade Date        By        Account of       Quantity         Share      Type of Trade     Broker
 ----------        --        ----------       --------         -----      -------------     ------
------------------------------------------------------------------------------------------------------
12/09/98       BVF            Partners       (6,000)        $14.0000        Sale            COWN
------------------------------------------------------------------------------------------------------
12/09/98       BVF Ltd.       Partners       (9,000)        $14.0000        Sale            COWN
------------------------------------------------------------------------------------------------------
12/16/98       BVF            Partners         5,600        $12.5000        Purchase        INET
------------------------------------------------------------------------------------------------------
12/16/98       BVF            Partners         2,000        $12.2813        Purchase        INET
------------------------------------------------------------------------------------------------------
12/17/98       BVF            Partners         4,000        $12.5927        Purchase        INET
------------------------------------------------------------------------------------------------------
12/17/98       ILL10          Partners         3,000        $12.5927        Purchase        INET
------------------------------------------------------------------------------------------------------
12/17/98       ZPG            Partners         3,000        $12.5927        Purchase        INET
------------------------------------------------------------------------------------------------------
12/17/98       BVF Ltd.       Partners         5,500        $12.5927        Purchase        INET
------------------------------------------------------------------------------------------------------
12/18/98       BVF            Partners         7,000        $12.9467        Purchase        INET
------------------------------------------------------------------------------------------------------
12/18/98       BVF Ltd.       Partners         7,200        $12.9467        Purchase        INET
------------------------------------------------------------------------------------------------------
12/21/98       BVF            Partners         6,100        $13.6183        Purchase        INET
------------------------------------------------------------------------------------------------------
12/29/98       BVF            Partners           900        $13.5625        Purchase        INET
------------------------------------------------------------------------------------------------------
01/12/99       BVF            Partners         5,600        $14.5847        Purchase        PCAP
------------------------------------------------------------------------------------------------------
01/12/99       BVF            Partners         4,000        $14.5847        Purchase        PCAP
------------------------------------------------------------------------------------------------------
01/13/99       BVF            Partners         5,600        $14.0240        Purchase        INET
------------------------------------------------------------------------------------------------------
01/13/99       BVF Ltd.       Partners         3,000        $14.0240        Purchase        INET
------------------------------------------------------------------------------------------------------
01/14/99       ZPG            Partners         2,000        $14.8125        Purchase        INET
------------------------------------------------------------------------------------------------------
01/14/99       BVF Ltd.       Partners         2,000        $14.8125        Purchase        INET
------------------------------------------------------------------------------------------------------
01/19/99       BVF            Partners      (14,700)        $14.8663        Sale            INET
------------------------------------------------------------------------------------------------------
01/19/99       ILL10          Partners      (25,000)        $14.8663        Sale            INET
------------------------------------------------------------------------------------------------------
01/19/99       PAL            Partners      (24,000)        $14.8663        Sale            INET
------------------------------------------------------------------------------------------------------
01/19/99       BVF            Partners      (10,000)        $15.0000        Sale            COWN
------------------------------------------------------------------------------------------------------
01/20/99       BVF            Partners       (3,500)        $14.9750        Sale            INET
------------------------------------------------------------------------------------------------------
01/21/99       BVF            Partners      (58,000)        $14.3750        Sale            OPCO
------------------------------------------------------------------------------------------------------
01/21/99       ILL10          Partners       (5,000)        $14.3750        Sale            OPCO
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                              For the                        Price per
 Trade Date        By        Account of       Quantity         Share      Type of Trade     Broker
 ----------        --        ----------       --------         -----      -------------     ------
------------------------------------------------------------------------------------------------------
01/21/99       BVF Ltd.       Partners      (37,000)        $14.3750        Sale            OPCO
------------------------------------------------------------------------------------------------------

   COWN      =     Cowen & Co.
   INET      =     Instinet
   OPCO      =     Oppenheimer & Co., Inc.
   PCAP      =     Preferred Capital